Filed Pursuant to Rule 424(b)(3)

Registration No. 333-264686

Prospectus Supplement No. 6

(To Prospectus dated March 30, 2023)

Comera Life Sciences Holdings, Inc.

1,946,846 Warrants to Purchase Common Stock

15,093,712 Shares of Common Stock Including

1,946,846 Shares of Common Stock issuable upon the

exercise of Warrants and 342,755 Shares of Common Stock

issuable upon conversion of the Series A Convertible Perpetual

Preferred Stock offered by Selling Securityholders

This prospectus supplement no. 6 (this “Prospectus Supplement”) updates, amends and supplements the prospectus dated March 30, 2023 (as amended or supplemented from time to time, the “Prospectus”) which forms a part of the Registration Statement on Form S-1 (Registration Statement No. 333-264686) filed by Comera Life Sciences Holdings, Inc. (“Holdco”). Capitalized terms used in this Prospectus Supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This Prospectus Supplement is being filed to update, amend and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on October 6, 2023 (the “Current Report”). Accordingly, we have attached the Current Report to this Prospectus Supplement.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement should be read in conjunction with the Prospectus and any amendments or supplements thereto. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

The Holdco Common Stock is listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “CMRA”, and the Holdco Warrants are listed on Nasdaq under the symbol “CMRAW”. On October 10, 2023, the closing sale price of the Holdco Common Stock as reported on Nasdaq was $0.2432 per share, and the closing sale price of the Holdco Warrants as reported on Nasdaq was $0.0186 per warrant.

Investing in our securities is highly speculative and involves a high degree of risk. Before buying any securities, you should review carefully the risks and uncertainties of investing in our securities described in the section titled “Risk Factors” beginning on page 17 of the Prospectus, and under similar headings in any amendments or supplements thereto.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or passed upon the accuracy or adequacy of the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is October 10, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 6, 2023

Comera Life Sciences Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1-41403	87-4706968
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

12 Gill Street Suite 4650 Woburn, Massachusetts		01801
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (617) 871-2101

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	CMRA	The Nasdaq Stock Market LLC
Warrants	CMRAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On October 6, 2023, Comera Life Sciences Holdings, Inc. (the “Company”) and Neal Muni, MD entered into a Separation Agreement and Release (the “Separation Agreement”) pursuant to which Dr. Muni, a named executive officer, will resign as the Company’s Executive Vice President and Chief Operating Officer effective October 6, 2023. Pursuant to the terms of the Separation Agreement, Dr. Muni is entitled to receive the following: (i) a lump sum severance payment equal to three (3) months of his current salary (the gross amount of $70,000) and (ii) prior to the end of his employment, a stock option award to purchase 60,000 shares of the Company’s common stock, par value $0.0001 per share, at an exercise price equal to the closing price on the date of grant. The new stock option award will vest in full upon expiration of the seven-day revocation period set forth in Section 13 of the Separation Agreement (provided that Dr. Muni does not revoke the Separation Agreement prior to the expiration of such revocation period) and will be exercisable for three years. In the event that Dr. Muni revokes the Separation Agreement prior to the expiration of the revocation period, the new stock option shall automatically be terminated and forfeited. Any vested options held by Dr. Muni will remain exercisable following his resignation in accordance with the terms of the underlying option award agreements. The description of the Separation Agreement contained herein is qualified in its entirety by reference to the full text of the Separation Agreement, which is attached as Exhibit 10.1 hereto and incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Exhibit Description

10.1	Separation Agreement and Release, dated October 6, 2023, between the Company and Neal Muni, MD.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)